UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 11, 2009 that the Company Reports Results for the Quarter Ended June 30, 2009.

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended June 30, 2009

Maroussi, Athens, Greece – August 11, 2009 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month periods ended June 30, 2009.

Second Quarter 2009 Highlights:

•

Net loss of $5.4 million or $0.18 loss per share basic and diluted on total net revenues of $14.8 million.  Excluding the effect of unrealized loss on derivatives, unrealized gain on trading securities and amortization of the fair value of charters acquired, the net income for the period would have been $0.5 million, or $0.02 per share basic and diluted.

•

Adjusted EBITDA was $5.8 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16 vessels were owned and operated during the second quarter of 2009 earning an average time charter equivalent rate of $13,062 per day.

•

Declared a quarterly dividend of $0.10 per share for the second quarter of 2009 payable on September 4, 2009 to shareholders of record on August 27, 2009. This is the sixteenth consecutive quarterly dividend declared.

First Half 2009 Highlights:

•

Net loss of $1.5 million or $0.05 loss per share basic and diluted on total net revenues of $30.2 million.  Excluding the effect of unrealized loss on derivatives, unrealized gain on trading securities and amortization of the fair value of charters acquired, the net income for the period would have been $2.4 million, or $0.08 per share basic and diluted.

•

Adjusted EBITDA was $12.0 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.85 vessels were owned and operated during the first half of 2009, earning an average time charter equivalent rate of $12,875 per day.

•

Declared two quarterly dividends for a total of $0.20 per share during the first half of 2009.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “The first half of 2009 presented us with a mix of opportunities and challenges: it has proven to be a very difficult chartering environment for our container fleet, but, at the same time, it gave us the opportunity to expand and renew our bulker fleet by purchasing three younger panamax bulkers at attractive prices.  We continue evaluating further investment opportunities in drybulk vessels and containerships as we see unique opportunities potentially emerging in both subsectors.

“As we have stated before, we expect to face a difficult and volatile market environment well into 2010. Thus, we have covered 100% of our drybulk fleet for 2009 and 75% for 2010 via either time charter contracts or Freight Forward Agreement (“FFA”) contracts. Our containership coverage is currently 57% for the remaining of 2009 and 22% for 2010. We have started seeing some signs that the container market as well may have passed its trough, especially, in the case of containerships below 2,000 teu, like ours. The number of smaller containerships being laid up has decreased and there is more enquiry for such ships than for larger vessels, most likely due to a better balance between supply and demand: the fleet supply side reflects a significantly lower orderbook and more scrapping due to the older age profile, and, the demand side reflects a relative increased activity as shipment sizes tend to reduce in periods of austerity, thus favoring smaller vessels, and intra-regional trade is faring better compared to trade across the oceans.

“Our Board reconfirmed its intention to continue paying healthy dividends to our shareholders throughout the market cycle without compromising our expansion program. In that respect, we have maintained our quarterly dividend at $0.10 per share which represents a yield of about 7.6% on the basis of our stock price on July 31, 2009.”

Tasos Aslidis, Chief Financial Officer of Euroseas, commented: “The results of the second quarter of 2009 reflect the lower level of the charter markets compared to the same period a year ago.  Our results were negatively influenced by non-cash losses mainly on FFA contracts despite some non-cash gains on interest rate swaps.

“Total daily vessel operating expenses, including management fees and general and administrative expenses, during the second quarter of 2009 reflect a decreased by about 19% on a per vessel per day basis compared to the second quarter of 2008. Part of this decrease (about 8%) is due to the fact that  three of our vessels were laid-up during the second quarter of 2009 and, thus, incurred significantly lower daily costs, but, a significant part (about 11%) is associated with the success of our manager’s cost reduction and optimization plan launched in mid-2008. Cost control remains a key component of our strategy.

“As of June 30, 2009, our net debt position was close to zero with our outstanding debt at $69.5 million versus restricted and unrestricted cash of about $68.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $12.3 million a number low enough to provide us with significant operational cash flow comfort. I would like to repeat that we continue to enjoy our bankers’ support and have been able to finance all three of our vessel purchases this year with about 50% debt as further evidenced by the $13 million loan we about to conclude to partly finance M/V ‘Pantelis,’ a vessel that we purchased last month.”

Second Quarter 2009 Results:

For the second quarter of 2009, the Company reported total net revenues of $14.8 million representing a 56.9% decrease over total net revenues of $34.5 million during the second quarter of 2008. The Company reported a net loss for the period of $5.4 million as compared to net income of $15.6 million for the second quarter of 2008. The results for the second quarter of 2009 include a $6.3 million net unrealized loss on derivatives and trading securities as compared to $0.2 million unrealized gain on trading securities for the same period of 2008. Depreciation expenses for the second quarter of 2009 were $4.8 million compared to $7.5 million during the same period of 2008. The decline was due to a change in estimates (see below) and the sale of M/V Nikolaos P and M/V Ioanna P, which contributed $2.0 million to the depreciation expenses in the second quarter of 2008, partly balanced by the depreciation of two vessels purchased in 2009. On average, 16 vessels were owned and operated during the second quarter of 2009 earning an average time charter equivalent rate of $13,062 per day compared to 15.44 vessels in the same period of 2008 earning on average $25,918 per day.  Three of the Company’s containerships were laid-up throughout the second quarter of 2009.

Adjusted EBITDA for the second quarter of 2009 was $5.8 million, a 71.9% decrease from $20.7 million achieved during the second quarter of 2008. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted loss per share for the second quarter of 2009 was $0.18, calculated on 30,575,611 weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.51 for the second quarter of 2008, calculated on 30,428,810 and 30,554,537 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized loss on derivatives, unrealized gain on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the quarter ended June 30, 2009 would have been $0.02 per share basic and diluted, and, for the quarter ended June 30, 2008 would have been $0.43 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2009 Results:

For the first half of 2009, the Company reported total net revenues of $30.2 million representing a 55.2% decrease over total net revenues of $67.3 million during the first half of 2008. The Company reported a net loss for the period of $1.5 million as compared to net income of $29.3 million for the first half of 2008. The results for the first half of 2009 include a $4.5 million net  unrealized loss on derivatives and trading securities as compared to $0.2 million unrealized gain on trading securities for the same period of 2008. Depreciation expenses for the first half of 2009 were $9.3 million compared to $14.8 million during the same period of 2008. The decline was due to a change in estimates (see below) and the sale of M/V Nikolaos P and M/V Ioanna P, which contributed $4.0 million to the depreciation expenses in the first half of 2008, partly balanced by the depreciation of two of the vessels purchased in 2009 that contributed to the depreciation expense for the first half. On average, 15.85 vessels were owned and operated during the first half of 2009 earning an average time charter equivalent rate of $12,875 per day compared to 15.22 vessels in the same period of 2008 earning on average $25,824 per day.  One of the Company’s vessels was laid up during the entire first half of 2009 and two more vessels for the second quarter of 2009.

Adjusted EBITDA for the first half of 2009 was $12.0 million, a 69.6% decrease from $39.4 million achieved during the first half of 2008. Please see below for Adjusted EBITDA reconciliation to net income and cash flow provided by operating activities.

Basic and diluted loss per share for the first half of 2009 was $0.05, calculated on 30,575,611 weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.96 basic and diluted per share for the first half of 2008, calculated on 30,375,182 and 30,501,654 weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the first half of 2009 of the unrealized loss on derivatives, unrealized gain on trading securities and amortization of the fair value of time charter contracts acquired, the earnings per share for the six-month period ended June 30, 2009 would have been $0.08 per share basic and diluted, and, for the same period in 2008 would have been $0.81 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Change in accounting principle and change in estimates:

Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method. When the accounting principle was retrospectively applied, net income for the three month and for the six month periods ended June 30, 2008 decreased by $0.1 and $1.6 million, respectively.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle will be applied retrospectively to all periods presented in earnings releases and filings.

During the fourth quarter of 2008, the Company also changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. The effect of these changes increased net income for the three and six month periods ended June 30, 2009 by $1.6 and $3.3 million, respectively.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Dec-09	$25,200
ELENI P	Panamax	72,119		1997	TC ‘til May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	6	370,499
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-10	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Sep-09	$18,000
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Sep-09 (option ‘til Dec-09)	$3,850
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘ til Dec-09 (option ‘til Jun-10)	$3,850
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	17	666,754	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is also managed by Klaveness.

Summary Fleet Data:

	3 months, ended June 30, 2008	3 months, ended June 30, 2009	6 months, ended June 30, 2008	6 months, ended June 30, 2009
FLEET DATA
Average number of vessels (1)	15.44	16.00	15.22	15.85
Calendar days for fleet (2)	1,405.0	1,456.0	2,770.0	2,869.0
Scheduled off-hire days incl. laid-up (3)	35.7	293.0	98.8	373.0
Available days for fleet (4) = (2) - (3)	1,369.3	1,163.0	2,671.2	2,496.0
Commercial off-hire days (5)	0.0	28.2	7.7	112.4
Operational off-hire days (6)	15.8	8.3	17.3	21.3
Voyage days for fleet (7) = (4) - (5) - (6)	1,353.5	1,126.5	2,646.2	2,362.3
Fleet utilization (8) = (7) / (4)	98.8%	96.9%	99.1%	94.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	97.6%	99.7%	95.5%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.8%	99.3%	99.4%	99.1%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	25,918	13,062	25,824	12,875
Vessel operating expenses (12)	6,050	4,906	5,820	5,081
General and administrative expenses (13)	894	672	829	722
Total vessel operating expenses (14)	6,944	5,578	6,649	5,803

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tomorrow, Wednesday, August 12, 2009 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas.”

A recording of the conference call will be available until August 19, 2009 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Second Quarter and First Half 2009 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of  Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Six Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	70,453,207	70,453,207	31,344,875
Commissions	(3,167,155)	(3,167,155)	(1,188,660)
Net revenues	67,286,052	67,286,052	30,156,215

Operating expenses
Voyage expenses	2,117,459	2,117,459	857,576
Vessel operating expenses	13,407,911	13,407,911	12,200,619
Drydocking expenses	-	3,274,716	-
Amortization and depreciation	16,456,481	14,787,848	9,283,929
Management fees	2,714,535	2,714,535	2,374,359
Other general and administrative expenses	2,297,429	2,297,429	2,070,858
Charter termination fees	-	-	(103,577)
Total operating expenses	36,993,815	38,599,898	26,683,764

Operating income	30,292,237	28,686,154	3,472,451

Other income/(expenses)
Interest and finance cost	(1,700,736)	(1,700,736)	(688,453)
Change in fair value of derivatives	-	-	(5,778,948)
Realized & unrealized gain on trading securities	256,695	256,695	660,705
Foreign exchange (loss) gain	(13,382)	(13,382)	24,847
Interest income	1,860,219	1,860,219	808,082
Dividend income	175,000	175,000	-
Other income/(expenses), net	577,796	577,796	(4,973,767)

Net income \ (loss)	30,870,033	29,263,950	(1,501,316)
Earnings (loss), per share, basic	1.02	0.96	(0.05)
Weighted average number of shares, basic	30,375,182	30,375,182	30,575,611
Earnings (loss), per share, diluted	1.01	0.96	(0.05)
Weighted average number of shares, diluted	30,501,654	30,501,654	30,575,611

	Three Months Ended June 30,	Three Months Ended June 30,	Three Months Ended June 30,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	35,982,504	35,982,504	15,423,831
Commissions	(1,518,387)	(1,518,387)	(576,782)
Net revenues	34,464,117	34,464,117	14,847,049

Operating expenses
Voyage expenses	902,168	902,168	280,235
Vessel operating expenses	7,097,071	7,097,071	5,952,620
Drydocking expenses	-	1,056,908	-
Amortization and depreciation	8,486,784	7,512,484	4,782,779
Management fees	1,403,355	1,403,355	1,191,603
Other general and administrative expenses	1,256,180	1,256,180	978,725
Charter termination fees	-	-	-
Total operating expenses	19,145,558	19,228,166	13,185,962

Operating income	15,318,559	15,235,951	1,661,087

Other income/(expenses)
Interest and finance cost	(677,742)	(677,742)	(364,730)
Change in fair value of derivatives	-	-	(7,842,832)
Realized and unrealized gain on trading securities	239,653	239,653	765,280
Foreign exchange (loss) gain	8,444	8,444	(4,746)
Interest income	723,422	723,422	339,352
Dividend income	84,849	84,849	-
Other income/(expenses), net	378,626	378,626	(7,107,676)

Net income \ (loss)	15,697,185	15,614,577	(5,446,589)
Earnings \ (loss), per share, basic	0.52	0.51	(0.18)
Weighted average number of shares, basic	30,428,810	30,428,810	30,575,611
Earnings \ (loss), per share, diluted	0.51	0.51	(0.18)
Weighted average number of shares, diluted	30,554,537	30,554,537	30,575,611

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2008 (as originally reported under the deferral method)	December 31, 2008 (as adjusted under the direct expense method)	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	73,851,191	73,851,191	56,249,817
Trade accounts receivable	1,233,895	1,233,895	1,310,760
Other receivables, net	1,439,628	1,439,628	860,571
Due from related company	4,678,750	4,678,750	4,676,284
Inventories	2,011,973	2,011,973	2,069,190
Restricted cash	2,181,264	2,181,264	5,427,316
Vessels held for sale	6,067,020	6,067,020	-
Trading securities	771,727	771,727	691,184
Derivatives	61,670	61,670	-
Prepaid expenses	241,102	241,102	291,003
Total current assets	92,538,220	92,538,220	71,576,125

Fixed assets:
Vessels, net	231,963,606	231,963,606	259,168,663
Advances for vessel acquisition	1,821,798	1,821,798	2,751,326
Long-term assets:
Restricted cash	4,800,000	4,800,000	6,733,260
Deferred charges, net	7,771,342	373,702	613,636
Derivatives	68,038	68,038	-
Fair value of above market time charter acquired	1,653,422	1,653,422	177,876
Total long-term assets	248,078,206	240,680,566	269,444,761
Total assets	340,616,426	333,218,786	341,020,886

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,450,000	12,450,000	12,250,000
Trade accounts payable	2,283,488	2,283,488	2,770,656
Accrued expenses	1,206,466	1,206,466	1,516,129
Accrued dividends	116,750	116,750	163,750
Deferred revenue	4,533,601	4,533,601	2,498,777
Derivatives	827,210	827,210	6,394,003
Total current liabilities	21,417,515	21,417,515	25,593,315

Long-term liabilities:
Long term debt, net of current portion	43,565,000	43,565,000	57,290,000
Derivatives	2,700,028	2,700,028	1,790,002
Fair value of below market time charter acquired	8,704,811	8,704,811	6,627,574
Total long-term liabilities	54,969,839	54,969,839	65,707,576
Total liabilities	76,387,354	76,387,354	91,300,891

Shareholders' equity:
Common stock (par value $0.03, 100,000,000 shares authorized, 30,575,611 and 30,575,611 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	917,269	917,269	917,269
Additional paid-in capital	234,567,670	234,567,670	235,119,672
Retained earnings	28,744,133	21,346,493	13,683,054
Total shareholders' equity	264,229,072	256,831,432	249,719,995
Total liabilities and shareholders' equity	340,616,426	333,218,786	341,020,886

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2008 (as originally reported under the deferral method)	2008 (as adjusted under the direct expense method)	2009
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income \ (loss)	30,870,033	29,263,950	(1,501,316)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	14,787,848	14,787,848	9,283,929
Amortization of deferred charges	1,712,454	43,821	46,611
Amortization of fair value of time charters	(4,516,612)	(4,516,612)	(601,691)
Share-based compensation	877,398	877,398	552,001
Unrealized loss on derivatives, net	-	-	4,786,475
Purchase of trading securities	(503,602)	(503,602)	-
Sale of trading securities	786,248	786,248	741,248
Realized gain on trading securities	(93,737)	(93,737)	(411,444)
Unrealized gain on trading securities	(162,958)	(162,958)	(249,261)
Changes in operating assets and liabilities	(3,802,539)	(527,823)	(5,673,515)
Net cash provided by operating activities	39,954,533	39,954,533	6,973,037

Cash flows from investing activities:
Purchase of vessels including improvements	(43,582,320)	(43,582,320)	(34,667,188)
Advances for vessels acquisition	-	-	(2,751,326)
Change in restricted cash	(455,644)	(455,644)	(411,262)
Proceeds from sale of vessels	-	-	5,980,487
Net cash (used in) investing activities	(44,037,964)	(44,037,964)	(31,849,289)

Cash flows from financing activities:
Issuance of share capital	5,030	5,030	-
Net proceeds from shares issued	1,805,892	1,805,892	-
Dividends paid	(18,561,707)	(18,561,707)	(6,115,122)
Offering expenses paid	(110,340)	(110,340)	-
Loan arrangements fees paid	-	-	(135,000)
Proceeds from long-term debt	-	-	20,000,000
Repayment of long-term debt	(14,490,000)	(14,490,000)	(6,475,000)
Net cash provided by (used in) financing activities	(31,351,125)	(31,351,125)	7,274,878

Net decrease in cash and cash equivalents	(35,434,556)	(35,434,556)	(17,601,374)
Cash and cash equivalents at beginning of period	104,135,320	104,135,320	73,851,191
Cash and cash equivalents at end of period	68,700,764	68,700,764	56,249,817

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2008 (as originally reported under the deferral method)	Three Months Ended June 30, 2008 (as adjusted under the direct expense method)	Three Months Ended June 30, 2009
Net income\(loss)	15,697,185	15,614,577	(5,446,589)
Interest and finance costs, net (incl. interest income)	(45,680)	(45,680)	25,378
Depreciation and amortization	8,486,784	7,512,484	4,782,779
Loss on derivatives, net	-	-	6,813,206
Amortization of deferred revenue of below market time charter acquired	(3,142,739)	(3,142,739)	(1,101,598)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	737,773
Adjusted EBITDA	21,733,323	20,676,415	5,810,949

	Three Months Ended June 30, 2008 (as originally reported under the deferral method)	Three Months Ended June 30, 2008 (as adjusted under the direct expense method)	Three Months Ended June 30, 2009
Net cash flow provided by operating activities	17,199,980	17,199,980	540,672
Changes in operating assets / liabilities	5,418,141	4,361,233	5,351,160
Loss on interest rate derivatives (realized)	-	-	177,187
Gain on trading securities, net	239,653	239,653	765,280
Investment in trading securities, net	(547,828)	(547,828)	(741,248)
Share-based compensation	(509,658)	(509,658)	(282,925)
Interest, net	(66,965)	(66,965)	823
Adjusted EBITDA	21,733,323	20,676,415	5,810,949

	Six Months Ended June 30, 2008 (as originally reported under the deferral method)	Six Months Ended June 30, 2008 (as adjusted under the direct expense method)	Six Months Ended June 30, 2009
Net income \ (loss)	30,870,033	29,263,950	(1,501,316)
Interest and finance costs, net (incl. interest income)	(159,483)	(159,483)	(119,629)
Depreciation and amortization	16,456,481	14,787,848	9,283,929
Loss on derivatives, net	-	-	4,911,034
Amortization of deferred revenue of below market time charter acquired	(5,992,158)	(5,992,158)	(2,077,237)
Amortization of deferred revenue of above market time charter acquired	1,475,546	1,475,546	1,475,546
Adjusted EBITDA	42,650,419	39,375,703	11,972,327

	Six Months Ended June 30, 2008 (as originally reported under the deferral method)	Six Months Ended June 30, 2008 (as adjusted under the direct expense method)	Six Months Ended June 30, 2009
Net cash flow provided by operating activities	39,954,533	39,954,533	6,973,037
Changes in operating assets / liabilities	3,802,539	527,823	5,673,515
Loss on interest rate derivatives (realized)	-	-	124,559
Gain on trading securities, net	256,695	256,695	660,705
Investment in trading securities, net	(282,646)	(282,646)	(741,248)
Share-based compensation	(877,398)	(877,398)	(552,001)
Interest, net	(203,304)	(203,304)	(166,240)
Adjusted EBITDA	42,650,419	39,375,703	11,972,327

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income Excluding the Effect from Unrealized Loss on derivatives, Unrealized Gain on trading securities, Amortization of the

Fair Value of Charters Acquired to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended June 30, 2008 (as originally reported under the deferral method)	Three Months Ended June 30, 2008 (as adjusted under the direct expense method)	Three Months Ended June 30, 2009
Net income \ (loss)	15,697,185	15,614,577	(5,446,589)
Unrealized loss on derivatives, net	-	-	6,636,019
Unrealized gain on trading securities	(145,916)	(145,916)	(353,836)
Amortization of deferred revenue of below market time charter acquired	(3,142,739)	(3,142,739)	(1,101,598)
Amortization of deferred revenue of above market time charter acquired	737,773	737,773	737,773
Net Income excluding unrealized loss on derivatives, unrealized gain on trading securities, amortization of the fair value of charters acquired	13,146,303	13,063,695	471,769
Net Income per share excluding unrealized loss on derivatives, unrealized gain on trading securities, amortization of the fair value of charters acquired basic	0.43	0.43	0.02
Weighted average number of shares, basic	30,428,810	30,428,810	30,575,611
Net Income per share excluding unrealized loss on derivatives, unrealized gain on trading securities, amortization of the fair value of charters acquired, diluted	0.43	0.43	0.02
Weighted average number of shares, diluted	30,554,537	30,554,537	30,680,038

	Six Months Ended June 30, 2008 (as originally reported under the deferral method)	Six Months Ended June 30, 2008 (as adjusted under the direct expense method)	Six Months Ended June 30, 2009
Net income \ (loss)	30,870,833	29,263,950	(1,501,316)
Unrealized loss on derivatives, net	-	-	4,786,475
Unrealized gain on trading securities	(162,958)	(162,958)	(249,261)
Amortization of deferred revenue of below market time charter acquired	(5,992,158)	(5,992,158)	(2,077,237)
Amortization of deferred revenue of above market time charter acquired	1,475,546	1,475,546	1,475,546
Net Income excluding unrealized loss on derivatives, unrealized gain on trading securities, amortization of the fair value of charters acquired	26,191,263	24,584,380	2,434,207
Net Income per share excluding unrealized loss on derivatives, unrealized gain on trading securities, amortization of the fair value of charters acquired, basic	0.86	0.81	0.08
Weighted average number of shares, basic	30,375,182	30,375,182	30,575,611
Net Income per share excluding unrealized loss on derivatives, unrealized gain on trading securities, amortization of the fair value of charters acquired, diluted	0.86	0.81	0.08
Weighted average number of shares, diluted	30,501,654	30,501,654	30,641,379

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 17 vessels, including 4 Panamax drybulk carriers, 1 Handymax and 1 Handysize drybulk carriers, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 6 drybulk carriers have a total cargo capacity of 370,499 dwt, its 10 container ships have a cargo capacity of 17,877 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  August 11, 2009

               By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President